Exhibit 99.1

Space Florida Awards Mobilicom Follow-On $250,000 Grant Extending Successful R&D Program

•	The grant funds the development of improved “beyond visual-line-of-sight” drone operations in delivery, infrastructure inspection, security, and law enforcement

Shoham, Israel, Sept. 28, 2023 (GLOBE NEWSWIRE) -- Mobilicom Limited (Mobilicom or the Company, NASDAQ: MOB, MOBBW; ASX: MOB), a provider of cybersecurity and robust solutions for drones and robotics, today announced it was awarded a new grant of approximately $250,000 from Space Florida, Florida’s Aerospace, Finance and Development Authority. This grant renews Mobilicom’s contract for another year.

Mobilicom is developing a Multi-Link (MLU) communications system that incorporates three concurrent transmitting transceivers (SDR/Cellular/Satellite) for auto redundancy to address U.S. civil drone regulations. This MLU will extend Mobilicom’s ‘beyond visual-line-of-sight’ datalink functionality to include the use of satellite connections for redundancy, enabling the operation of unmanned systems in areas with limited or zero cellular network coverage.

“Following our very successful and productive collaboration with Space Florida over the past year, this new grant underscores the value that Mobilicom brings to the innovation process in the rapidly evolving drone industry. Our SkyHopper Datalinks already support line-of-sight and cellular network-based ‘beyond-line-of-sight’ communication. By integrating satellite connectivity, Mobilicom is creating additional redundancy to address market needs for long-range drone delivery and inspection operations with ‘always-connected-anywhere’ capability,” stated Mobilicom CEO Oren Elkayam.

About Space Florida

Space Florida provides business financing opportunities for the aerospace industry, manages infrastructure investment in the state’s spaceport system, and facilitates research and development, workforce, education, and investment programs.

About Mobilicom

Mobilicom is a leading provider of cybersecure robust solutions for the rapidly growing defence and commercial drones and robotics market. Mobilicom’s large portfolio of field-proven technologies includes cybersecurity, software, hardware, and professional services that power, connect, guide, and secure drones and robotics. Mobilicom’s end-to-end solutions are used in mission-critical functions across the globe with over 50 customers, including the world’s largest drone manufacturers.

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For company, please use www.mobilicom.com

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. For example, the Company is using forward-looking statements when it discusses the Company creating additional redundancy to address market needs for long-range drone delivery and inspection operations with ‘always-connected-anywhere’ capability. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

For more information on Mobilicom, please contact:

Liad Gelfer

Mobilicom Ltd

liad.gelfer@mobilicom.com